Exhibit 99.1

Stock	Symbol:	AEM (NYSE and TSX)

For	further information:	Investor Relations

(416) 947-1212

KITTILA COURT DECISION ISSUED – KITTILA'S OPERATING PERMIT RESTORED TO 2 MILLION TONNES PER ANNUM; TOTAL 2023 GOLD PRODUCTION NOW EXPECTED TO BE NEAR UPPER END OF ANNUAL GUIDANCE RANGE

Toronto (October 27, 2023) – Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) ("Agnico Eagle" or the "Company") today announced that the Supreme Administrative Court of Finland ("SAC") issued its ruling on Kittila's operating permit and has restored Kittila's operating permit to 2 million tonnes per annum ("mtpa").

"We are pleased with the positive ruling by the Supreme Administrative Court of Finland, which allows Kittila to continue to operate at a rate of 2 mtpa. This ruling is consistent with our excellent environmental performance at Kittila, where we are well below the environmental emission limits. We now expect approximately 30,000 ounces of additional production from the Kittila mine in the fourth quarter of 2023 and we are now expecting to be near the upper end of our total annual production guidance of between 3.24 million ounces to 3.44 million ounces of gold in 2023," said Ammar Al-Joundi, Agnico Eagle's President and Chief Executive Officer.

In 2020, the Regional State Administrative Agency of Northern Finland granted Agnico Eagle Finland Oy ("Agnico Finland") environmental and water permits that would allow Agnico Finland to enlarge the CIL2 tailings storage facility, expand the operations of the Kittila mine to 2.0 mtpa and build a new discharge waterline. The permits were subsequently appealed to the Vaasa Administrative Court in Finland. The appeals were granted, in part, in July 2022 with the result that the permits were returned for reconsideration by the Regional State Administrative Agency of Northern Finland. In August 2022, the Company appealed the decisions of the Vaasa Administrative Court to the SAC and requested that the SAC restore the permits. No further appeals are available.

On October 27, 2023, the SAC confirmed that the environmental permits granted to Agnico Finland in 2020 remain valid and production can continue at a rate of 2.0 mtpa in accordance with the permit. The Company operated Kittila at an annualized rate of 2.0 mtpa in the first nine months of 2023 and is now expected to maintain that production rate through the fourth quarter of 2023, providing approximately 30,000 ounces of additional gold production. Overall, the Company now expects gold production to be near the upper end of its annual production guidance of between 3.24 million ounces to 3.44 million ounces per year in 2023.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company, producing precious metals from operations in Canada, Australia, Finland and Mexico. It has a pipeline of high-quality exploration and development projects in these countries as well as in the United States. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading environmental, social and governance practices. The Company was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at investor.relations@agnicoeagle.com or call (416) 947-1212.

Forward-Looking Statements

The information in this news release has been prepared as at October 27, 2023. Certain statements contained in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of Canadian provincial securities laws and are referred to herein as "forward-looking statements". All statements, other than statements of historical fact, that address circumstances, events, activities or developments that could, or may or will occur are forward looking statements. When used in this news release, the words "achieve", "aim", "anticipate", "could", "estimate", "expect", "forecast", "future", "plan", "possible", "potential", "schedule", "target", "tracking", "will", and similar expressions are intended to identify forward-looking statements. Such statements include, without limitation: the Company's forward-looking guidance, including gold production; the potential for additional gold production at Kittila; the Company's ability to obtain the necessary permits and authorizations in connection with its proposed or current exploration, development and mining operations and the anticipated timing thereof; and operations at and expansion of the Kittila mine following the decision of the Finnish courts and administrative bodies. Such statements reflect the Company's views as at the date of this news release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material factors and assumptions used in the preparation of the forward looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in the Company's earnings release for the third quarter of 2023 issued on October 25, 2023, management's discussion and analysis ("MD&A") and the Company's Annual Information Form ("AIF") for the year ended December 31, 2022 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2022 ("Form 40-F") filed with the U.S. Securities and Exchange Commission (the "SEC") as well as: that there are no significant disruptions affecting operations; that production, permitting, development, expansion and the ramp-up of operations at each of Agnico Eagle's properties proceeds on a basis consistent with current expectations and plans; that the relevant metal prices, foreign exchange rates and prices for key mining and construction inputs (including labour and electricity) will be consistent with Agnico Eagle's expectations; that Agnico Eagle's current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that seismic activity at the Company's operations at LaRonde, Goldex and other properties is as expected by the Company and that the Company's efforts to mitigate its effect on mining operations are successful; that the Company's current plans to optimize production are successful; that there are no material variations in the current tax and regulatory environment; that governments, the Company or others do not take additional measures in response to the COVID-19 pandemic or otherwise that, individually or in the aggregate, materially affect the Company's ability to operate its business or its productivity; and that measures taken relating to, or other effects of, the COVID-19 pandemic do not affect the Company's ability to obtain necessary supplies and deliver them to its mine sites. Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, project development, capital expenditures and other costs; foreign exchange rate fluctuations; inflationary pressures; financing of additional capital requirements; cost of exploration and development programs; seismic activity at the Company's operations, including the LaRonde complex and Goldex mine; mining risks; community protests, including by First Nations groups; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company's stock price; risks associated with the Company's currency, fuel and by-product metal derivative strategies; the current rising interest rate environment; the potential for major economies to encounter a slowdown in economic activity or a recession; the potential for increased conflict or hostilities in various regions, including Europe and the Middle East; and the extent and manner to which COVID-19, its variants, and other communicable diseases or outbreaks, and measures taken by governments, the Company or others to attempt to mitigate the spread thereof may directly or indirectly affect the Company. For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the AIF and MD&A filed on SEDAR at www.sedarplus.ca and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company's other filings with the Canadian securities regulators and the SEC. Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

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